

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 8, 2010

Mr. Gary Basrai
President
Tundra Gold Corp.
200 S Virginia Street
Reno, NV 89501

> **Re: Tundra Gold Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 22, 2010**
> **File No. 333-169066**

Dear Mr. Basrai:

We have reviewed your registration statement, and your letter dated November 19, 2010, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

Certain Relationships and Related Transactions, page 40

1.   We note your disclosure that the work on the Marietta property will be completed by MinQuest and its network of contractors. Please tell us who specifically at MinQuest or among MinQuest's network of contractors will be performing the work. For instance, if Mr. Eastwood will be performing the work, then it would appear that he has a material interest in your lease agreement with MinQuest within the meaning of the first sentence of Item 404(a) of Regulation S-K, in which case you would need to expand your related-party transaction disclosure. Refer to comment 14 in our letter dated September 21, 2010.

Exhibits

2.   With respect to your disclosure that the work on the Marietta property will be completed by MinQuest and its network of contractors, please disclose whether there is any agreement in place and, if there is, file the agreement as a material contract. Refer to Item 601(b)(10) of Regulation S-K.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: David Lubin, Esq.
        David Lubin & Associates, PLLC
        Facsimile No. (516) 887-8250